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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

CUSIP Number 034393108                               SEC File Number 001-04324
             ---------                                              ----------


                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:  JUNE 30, 2002
                   -----------------------------------------------------------

[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:
                                  --------------------------------------------

          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE
                                              ----------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ANDREA ELECTRONICS CORPORATION
                        ------------------------------------------------------

Former name if applicable
                         -----------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 45 MELVILLE PARK ROAD
                                                          ---------------------

City, state and zip code MELVILLE, NEW YORK 11747
                         -----------------------------------------------------

                                     PART II
                            RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    ON JULY 1, 2002, THE REGISTRANT'S BOARD OF DIRECTORS, AT THE RECOMMENDATION OF ITS AUDIT COMMITTEE, DETERMINED NOT TO ENGAGE ARTHUR ANDERSEN LLP AS THE REGISTRANT'S INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002. ON AUGUST 6, 2002, THE SECURITIES AND EXCHANGE COMMISSION INFORMED THE
REGISTRANT THAT ARTHUR ANDERSEN LLP HAD NOTIFIED THE SECURITIES AND EXCHANGE COMMISSION THAT IT WAS UNABLE TO PERFORM FUTURE AUDIT SERVICES FOR THE
REGISTRANT AND, AS A RESULT, ITS RELATIONSHIP WITH THE REGISTRANT WAS EFFECTIVELY TERMINATED. ARTHUR ANDERSEN DID NOT NOTIFY THE REGISTRANT OF THIS DIRECTLY, HOWEVER, THE SECURITIES AND EXCHANGE COMMISSION STATED IN ITS LETTER THAT ARTHUR ANDERSEN'S NOTIFICATION WAS CONSISTENT WITH WIDELY DISSEMINATED PRESS REPORTS OF THE WIND-DOWN OF ARTHUR ANDERSEN'S BUSINESS.

    ON JULY 29, 2002, THE REGISTRANT'S BOARD OF DIRECTORS, AT THE RECOMMENDATION OF ITS' AUDIT COMMITTEE, ENGAGED PRICEWATERHOUSECOOPERS LLP ("PWC") AS THE REGISTRANTS' INDEPENDENT ACCOUNTANTS. ON AUGUST 14, 2002, THE REGISTRANT'S BOARD OF DIRECTORS, AT THE RECOMMENDATION OF ITS' AUDIT COMMITTEE, DISMISSED PWC AS THE REGISTRANTS INDEPENDENT ACCOUNTANTS. DURING THE TERM OF ITS ENGAGEMENT, PWC DID NOT AUDIT OR REVIEW ANY FINANCIAL STATEMENTS OF THE COMPANY AS OF ANY DATE OR FOR ANY PERIOD, NOR ISSUE ANY REPORTS RELATING THERETO. HOWEVER, PWC DID COMMENCE, BUT DID NOT COMPLETE A REVIEW OF THE COMPANY'S INTERIM FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2002. PRIOR TO ITS DISMISSAL, PWC RAISED QUESTIONS REGARDING THE REGISTRANT'S ABILITY TO RECOVER ITS DEFERRED TAX ASSETS. PWC WAS DISMISSED PRIOR TO THE MATTER BEING RESOLVED.

    ON AUGUST 14, 2002, THE REGISTRANT'S BOARD OF DIRECTORS, AT THE RECOMMENDATION OF ITS AUDIT COMMITTEE, DETERMINED TO TERMINATE ITS ENGAGEMENT OF PWC AS THE REGISTRANT'S INDEPENDENT ACCOUNTANTS. ON AUGUST 15, 2002, THE REGISTRANT'S BOARD OF DIRECTORS, AT THE RECOMMENDATION OF ITS AUDIT COMMITTEE, ENGAGED MARCUM & KLIEGMAN LLP AS THE REGISTRANT'S INDEPENDENT ACCOUNTANTS. DUE TO THE RECENT CHANGES IN INDEPENDENT ACCOUNTANTS AND THE TIME NECESSARY FOR MARCUM & KLIEGMAN LLP TO COMPLETE ITS STANDARD QUARTERLY REVIEW, THE REGISTRANT IS UNABLE TO FILE TIMELY WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT'S MANAGEMENT REASONABLY BELIEVES THAT IT CAN COMPLETE AND FILE THE FORM 10-Q WITHIN THE EXTENSION PERIOD.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

RICHARD A. MAUE                              (631)           719-1800
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(Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         [ X ] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [   ] Yes    [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         ANDREA ELECTRONICS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   AUGUST 15, 2002                          By /s/ RICHARD A. MAUE
      ------------------------------               ----------------------------
                                                RICHARD A. MAUE
                                                EXECUTIVE VICE PRESIDENT, CHIEF
                                                FINANCIAL OFFICER AND CORPORATE
                                                SECRETARY




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